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                                                       Filed by ChoicePoint Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                               Subject Company: DBT Online, Inc.
                                                     Commission File No. 1-13333

         On February 18, 2000, ChoicePoint Inc., a Georgia corporation ("ChoicePoint") sent the following letter to its customers:


Date: February 16, 2000


Dear Valued Customer:

In a continuing effort to provide customers with the highest level of service, combined with innovative solutions, we are pleased to announce the signing of a definitive agreement on February 14, 2000, to merge with DBT Online, Inc. ChoicePoint will buy all the outstanding shares of DBT stock in a pooling of interest transaction. Together these entities will continue serving the public record information needs of U.S. businesses, government agencies and consumers.

The agreement, which is subject to shareholder and regulatory approval, will create the largest provider of on-line and on-demand public record information in the U.S., and is expected to be effective sometime in the second quarter of this year. Please be assured that our commitment to delivering the highest level of customer service and support remains unaffected by this agreement. In addition, there will be no change to your billing and procedures.

We are extremely excited that the combination of these dynamic companies will lead to even greater resources, improved technology and enhanced information, delivering the critical intelligence you need to make smarter business decisions.

We appreciate your continued loyalty and business. As information arises or further developments occur in the joining of the companies, we will keep you informed. In the meantime, if you have any questions, please call Jeff Bank, Vice President of Marketing at 714-708-2000, extension 605 or your ChoicePoint representative.

Sincerely,

Jeff McWey
Senior Vice President


         In addition to ChoicePoint, the participants in this solicitation may include the directors of ChoicePoint: Ron D. Barbaro, James M. Denny, Tinsley
H. Irvin, Ned C. Lautenbach, Julia B. North, C. B. Rogers, Jr., Derek V. Smith, Charles I. Story and Alan J. Taetle and the following officers and employees of
ChoicePoint: Douglas C. Curling (Chief Operating Officer and Treasurer) and Kelly McLoughlan (Director Investor Relations). As of the date of this communication, none of these directors and officers of ChoicePoint beneficially owned more than 1% of the common stock of ChoicePoint, except for Derek V. Smith, who beneficially owned 3.3% of the common stock of ChoicePoint.

         ChoicePoint and DBT Online will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by ChoicePoint will be available free of charge from the Secretary of ChoicePoint at 1000 Alderman Drive, Alpharetta, Georgia 30005, Telephone 770-752-6000. READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.